VIDEO RIVER NETWORKS, INC

370 Amapola Ave., Suite 200A

Torrance, California 90501

September 21, 2020

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Video River Networks, Inc.

Registration Statement on Form S-8 (SEC File no. 333-235292)

Filed on November 27, 2019

Request For Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Video River Networks, Inc. (“Video River”) hereby requests the consent of the Securities and Exchange Commission (the “Commission”) to withdraw its Registration Statement filed under form type S-8 (File No. 333-235292), together with all exhibits thereto (collectively, the “Registration Statement”).

The Registration Statement covers the resale, from time to time, of common stock of Video River. The withdrawal is requested as a result of a filing error in the form type because it was premature for Video River to make the filing then.

No securities were sold pursuant to the Registration Statement.

Video River hereby respectfully requests that the Commission issue a written order granting the withdrawal of the Registration Statement as soon as possible. Video River also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to Video River’s account for future use.

Please fax a copy of the order to Video River’s office to the attention of the undersigned at videorivernet@gmail.com.

If you have any questions or comments relating to this request for withdrawal, please contact Frank I Igwealor at (310) 895-1839.

Very truly yours,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer